FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of January 2000
                         Commission File Number 0-29350

                                  VASOGEN INC.
                 (Translation of Registrant's name into English)

           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                   Form 20 - F [ X ]      Form 40 - F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes [   ]   No [ X ]

This Form 6-K consists of:

A press release issued by Vasogen Inc. on January 19, 2000, titled: "Vasogen Announces Plans for U.S. Clinical Trial in Patients with Congestive Heart Failure"

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  VASOGEN INC.


                                  By /s/Christopher Waddick
                                     ----------------------
                                  (Name: Christopher Waddick)
                                  (Title: Vice-President, Finance & CFO)

Date:  January 19, 2000

Vasogen Inc.                                      INVESTOR CONTACT

2155 Dunwin Drive, Suite 10                       Trevor Burns
Mississauga, ON, Canada  L5L 4M1                  Investor Relations
tel  (905) 569-2265   fax  (905) 569-9231         tel  (905) 569-9065
http://www.vasogen.com                            e-mail   investor@vasogen.com

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE


                 VASOGEN ANNOUNCES PLANS FOR U.S. CLINICAL TRIAL
                    IN PATIENTS WITH CONGESTIVE HEART FAILURE

Toronto, Ontario (January 19, 2000) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) today announced plans to proceed with a two-center clinical trial of its immune modulation therapy, VAS991, in patients with congestive heart failure (CHF). CHF is a progressive and often fatal cardiac condition affecting millions of people in North America. The Company is currently completing regulatory submissions to the FDA to commence the trial at two leading centers in the United States.

Nearly 5 million Americans suffer from CHF and its prevalence is increasing at 10 percent per year, primarily due to the aging population, as well as improved long-term survival in heart disease patients. CHF occurs when the pumping function of the heart is insufficient to meet the body's demand for oxygen and other nutrients. With prolonged inadequate blood supply to vital organs and voluntary muscles, a number of compensatory mechanisms develop initially, leading to salt and water retention, worsening heart function and eventually symptoms of shortness of breath, fatigue and swelling of the legs. The condition is usually progressive, becomes irreversible, and ultimately results in death.

Plans for the placebo-controlled clinical trial are underway at two leading U.S. cardiovascular centres: The Cleveland Clinic Foundation, under the direction of Dr. James Young, Medical Director, Kaufman Center for Heart Failure, and Baylor College of Medicine, under the direction of Dr. Guillermo Torre, Medical Director, Heart Transplant Service.

CHF is now recognized to be a systemic disorder characterized by excessive sympathetic nervous system activity, generalized dysfunction of the blood flow-controlling endothelial cells which line blood vessels, inflammation secondary to immune activation of the Th1 cell type, and an increased death rate of heart muscle cells. Vasogen's immune modulation therapy, which involves the withdrawal of a sample of a patient's blood, modification of the components within the sample, and administration of the modified sample to the patient, has been shown experimentally to have a beneficial impact on many of these pathological processes.

"The prospects for a novel non-pharmaceutical approach to the treatment of this all too common and often fatal disorder are very exciting," said Dr. Guillermo Torre, Baylor's Medical Director of the Heart Transplant Service. "The ability of Vasogen's immune modulation therapy to beneficially regulate many of the complex factors that lead to the relentless progression of this disease, while avoiding the need to add to the already large number of drugs taken by these patients, offers the potential for a major advance in cardiac care."

                                                                  ..... / cont'd

While the introduction of treatment with beta blocking agents, angiotensin converting enzyme (ACE) inhibitors, and aldosterone antagonists has significantly reduced mortality in CHF, the condition remains the leading cause of hospital admissions in patients over 65 years of age. In its most severe form, CHF still results in a 50 percent one-year mortality rate.

"Addressing congestive heart failure represents an important extension of our cardiovascular disease program," said Dr. Eldon Smith, Vasogen's Vice President of Scientific Affairs. "We believe there is a significant opportunity to demonstrate a beneficial effect in this life-threatening condition."



   Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective
                                   treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements subject to a number of uncertainties that could cause actual results to differ materially from statements made.